**Exhibit 32**


CERTIFICATION OF CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER
PURSUANT TO
18 U.S.C SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


I, Joseph J. Lazzara, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Scientific Technologies Incorporated for the quarterly and six month periods ended June 30, 2004 fully complies with the requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in such Form 10-Q fairly represents in all material respects the financial condition and results of operations of Scientific Technologies Incorporated.

Dated: <u>August 16, 2004</u>          By:____/s/Joseph J. Lazzara_____
                                       Name:    Joseph J. Lazzara
                                       Title: President and Chief Executive Officer


I, Richard O. Faria, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that the Quarterly Report on Form 10-Q of Scientific Technologies Incorporated for the quarterly and six month periods ended June 30, 2004 fully requirements of Section 13(a) or 15 (d) of the Securities Exchange Act of 1934 and that the information contained in such Form 10-Q fairly represents in all material respects the financial condition and results of operations of Scientific Technologies Incorporated.

Dated: <u>August 16, 2004</u>          By:____/s/Richard O. Faria_____
                                       Name:    Richard O. Faria
                                       Title: Vice President and Chief Financial Officer